EXHIBIT H

                         to Application/Declaration of
                         The Connecticut Light and Power Company
                         Western Massachusetts Electric Company
                         Public Service Company of New Hampshire


                        PROPOSED FORM OF NOTICE

                    (Release No. 35-      ; 70-     )


                              FORM U-1
                    APPLICATION/DECLARATION UNDER THE
                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         WITH RESPECT TO THE ISSUANCE OF RATE REDUCTION BONDS
                        AND RELATED TRANSACTIONS



         , 2000

The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), and Public Service Company of New Hampshire ("PSNH" and, together with CL&P and WMECO, each a "Utility" and collectively the "Utilities"), each an electric utility subsidiary of Northeast Utilities ("NU"), a public holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), have submitted an application/declaration (the "Application") pursuant to Sections 6(a), 7, 9(a), 10, 12(b), (c), (f) and (g), and 13(b) of the Act and Rules 45(a), 45(b)(4), 46(a), 90 and 91 thereunder. CL&P is located at 107 Selden Street, Berlin, Connecticut 06037, WMECO is located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01090, and PSNH is located at 1000 Elm Street, Manchester, New Hampshire 03101.

According to the Utilities, the states in which CL&P, WMECO, and PSNH operate - Connecticut, Massachusetts, and New Hampshire, respectively - have enacted legislation that restructures the electric industries in such states by introducing retail competition in electricity generation. In light of the transition to the new competitive environment, electric utilities will have certain "stranded costs" - i.e., costs that would have been recoverable in a regulated environment but are not expected to be recoverable as a result of the introduction of competition in the generation market. To facilitate the transition, the restructuring statutes contain provisions which permit electric utilities to recover some or all of these costs through the collection from consumers of electricity located within the service area of the electric utility of a non-bypassable special charge (the "Transition Charge") that is based on the amount of electricity purchased by consumers, regardless of whether such consumer continues to purchase electricity from that electric utility. The restructuring statutes each contain provisions (such provisions, collectively, the "Securitization Acts") that permit electric utilities to securitize a portion of the Transition Charge (such portion, the "RRB Charge") to facilitate electric industry restructuring. Pursuant to the Securitization Acts, electric utilities may petition the state public utilities commission for an order authorizing and setting forth the details of the securitization transaction (such order, a "Financing Order"). The Utilities have each applied for a Financing Order from the appropriate state public utilities commission. The structure of the transactions for each Utility will be substantially similar and will generally follow one of two formats.

The Utilities state that under the first format, the Utility will cause the organization of one or more bankruptcy remote, wholly-owned special purpose entities, each of which is expected to be a Delaware limited liability company (each an "SPE"). Pursuant to the Securitization Acts, the right to collect the RRB Charge is established as a separate property right (the "RRB Property"), and the SPE is authorized to acquire RRB Property and to issue rate reduction bonds ("RRBs"). The Utility will contribute as equity to the SPE cash equal to at least 0.50% of the initial principal balance of RRBs issued with respect to such SPE. It is anticipated that the SPE will enter into an administration agreement with the Utility, pursuant to which the Utility shall perform administrative services and provide facilities for the SPE. Under such administration agreement, the Utility will be entitled to receive an administration fee for its provision of such services and facilities. Although this fee is expected to approximate each Utility's estimate of the actual cost of providing these services and facilities, the Utilities cannot be certain that this fee will meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Accordingly, the Utilities have requested an exemption from these requirements.

The Utility will sell the RRB Property to an SPE for an amount equal to the issue price of the RRBs less any transaction costs paid by the SPE from the proceeds of the RRBs. It is expected that the transfer will constitute a true sale for bankruptcy and commercial law purposes, and therefore the RRB Property will remain isolated from the Utility's revenues and assets. The SPE will issue RRBs to underwriters. Such underwriters in turn will sell the RRBs to public investors. Each Utility presently expects that the following principal amount of RRBs will be issued on its behalf on or before August 31, 2005: CL&P - not to exceed $1.489 billion; WMECO - not to exceed $303 million; and PSNH - not to exceed $725 million.

The RRBs will be in the form of promissory notes of the SPE. The RRBs will be nonrecourse to the Utility but will be secured by all of the assets of the SPE, including the RRB Property. The RRBs will be issued in one or more series. Each series of RRBs may be offered in one or more classes, each expected to have a different principal amount, term, interest rate, and amortization schedule. The Utilities also expect that the RRBs will have legal maturities not longer than 15 years and that the longest-term RRBs will have scheduled maturities that are at least 6 months earlier. Other terms and characteristics of the RRBs will be determined at the time of issuance based on then-current market conditions. The SPE may enter into swap agreements or other hedging arrangements solely to permit the issuance of variable rate RRBs. The proposed use of the proceeds from all of the restructuring transactions is the subject of a previous proceeding under the Act. See Northeast Utilities, et al., HCAR No. 27147 (March 7, 2000) (File No. 70-9541).

The Utilities state that on behalf of the SPE, the Utility will act initially as the servicer for the RRB Property and will be responsible for calculating, billing, collecting, and remitting the RRB Charge. As initial servicer, the Utility will be entitled to receive a servicing fee for its servicing activities and reimbursement for certain of its expenses. Although this fee is expected to approximate each Utility's estimate of the actual cost of providing these services, the Utilities cannot be certain that this fee will meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Accordingly, the Utilities have requested an exemption from these requirements.

The RRB Charge will be established at a level (or at different levels during specified periods over the life of RRBs) intended to (i) provide for the full recovery of payments of interest and principal on RRBs, in accordance with the expected amortization schedule determined at the time of offering, (ii) provide credit enhancement, including any liquidity reserves and an amount for overcollateralization, and (iii) provide for any related fees, costs and expenses. The Utilities state that such overcollateralization amount will eventually reach at least 0.50% of the initial principal amount of the RRBs, and will be collected ratably over the expected term of the RRBs.

The Financing Order is expected to provide for the RRB Charge to be adjusted by a true-up mechanism at least annually to keep actual principal amortization in line with the expected amortization schedule. Other forms of credit enhancement customary for securitization transactions also might be used, such as a liquidity reserve, debt service reserve fund, bank letter of credit, or surety bond or similar insurance policy.

The Utilities state that the alternative format that one or more of the Utilities might follow with respect to the proposed transactions is the same as the first format in most respects. However, under the second format, instead of issuing RRBs to capital market investors, the SPE will issue promissory notes (the "SPE Debt Securities") to a governmentally-sponsored trust established by one or more agencies of the state in which the Utility operates (the "Trust"). The SPE Debt Securities will be secured by the same assets of the SPE that the RRBs would be secured by under the first format. The Trust will issue to underwriters RRBs in aggregate principal amount equal to the aggregate principal amount of the SPE Debt Securities. Such underwriters in turn will sell the RRBs to public investors. The RRBs will be in the form of pass-through certificates representing beneficial ownership interests in the SPE Debt Securities held by the Trust. Each class of each series of RRBs will represent fractional undivided beneficial interests in a class of a series of SPE Debt Securities held by the Trust and the proceeds thereof. Therefore, each class of RRBs will have terms and characteristics that are substantially identical to the corresponding class of SPE Debt Securities. The SPE or the Trust may enter into swap agreements or other hedging arrangements solely to permit the issuance of variable rate RRBs. In such case, the RRBs would also represent beneficial ownership interests in those agreements or arrangements.

The Utilities state that they intend to request the Commission's approval of all transactions described in the Application, whether under sections of the Act and the rules thereunder enumerated therein or otherwise.

The Application is available for public inspection through the
Commission's Branch of Public Reference. Interested persons wishing to comment or request a hearing on the Application should submit their views in
writing by            , 2000, to the Secretary, Securities and Exchange
Commission, Washington, D.C. 20549-0609, and serve a copy on the Utilities at the addresses specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as filed or as it may be amended, may be granted and/or permitted to become effective.

For the Commission by the Division of Investment Management, under delegated authority.

Secretary